Mail Stop 6010

August 28, 2006

Mr. Robert Freiheit
Chief Executive Officer
Paxton Energy, Inc.
2533 North Carson Street – Suite 6232
Carson City, Nevada  89706

**Re:     Paxton Energy, Inc.**
       **Form SB-2 Registration Statement**
       **File No. 333-136399**

Dear Mr. Freiheit:

     We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary – page 2

1.     In the first sentence of the second paragraph in this section you indicate that "all amounts rounded to the nearest 10,000 are approximate."  Please explain what you are referring to and tell us why this rounding is appropriate.  We may have further comment.

2.     In the same paragraph you indicate that "all production numbers…whether amounts, costs, revenues, or otherwise are reported net of royalties, unless otherwise indicated."

Please revise the entire document so that all "production numbers" are also presented gross or in the alternative, explain to us why the present disclosure is appropriate.

Overview – page 2

3.      You use industry jargon in this section that is not likely to be familiar to your readers. Please explain what these terms mean at the first place the term is used in the prospectus. For example, explain what a working interest and a net revenue interest are at the first place you use the terms. Also explain what "proved reserves" are and disclose that you have none to date.

4.      Please include a brief summary of the details of your agreement(s) with Bayshore. We note that you issued 1,007,000 shares of common stock as partial consideration for the exploration rights. Your discussion should address any other consideration as well as other material provisions of the agreement.

5.      Please tell us whether you have a web site. If so, disclose its address in the document.

Risk Factors – page 3

6.      Please include additional risk factors that address the following issues:

- The risk inherent in relying on Bayshore as the source of all your energy investments.

- A risk factor disclosing that your stock is a "penny stock" and discussing the risk inherent in purchasing a penny stock.

- The limited trading in your stock, quantified to the extent practicable.

- The risk inherent in investing all of your capital in a single geographical location

- The operational hazards discussed on page 15 and your lack of insurance

- Potential liability for the costs of removal and damages due to pollution or the release of hazardous substances into the environment.

Our results of operations as well as the carrying value of our oil and gas properties are substantially dependent upon the prices of oil and natural gas… - page 4

7.      Please clearly disclose that you do not currently have any proven reserves and discuss the potential adverse impact of this factor on your ability to obtain additional capital.

Our estimated quantities of proved oil and gas reserves and projected rates of production and the timing and results of development expenditures may prove inaccurate because of numerous uncertainties. – page 5

8.      Please expand the risk factor to explain when and how you will establish "proved reserves" on your properties.  Also, explain what a "geological horizon" is.  Also, as currently written, both the subheading and the body of the risk factor suggest that you have proven reserves.  Please revise the disclosure in this risk factor and throughout the document to make it clear that you currently have none.

Management's Discussion and Analysis

Plan of Operations – page 10

9.      In the third paragraph of this section you state that you have paid for "most" of the additional acreage acquired to date in your lease expansion program…"  Please provide a more robust explanation of your "lease expansion program" and your obligations under the program.  You should quantify the disclosure to the extent practicable.

10.     Please revise your discussion regarding your plan of operations to cover the next twelve months, rather than only the period through December 31, 2006, in accordance with Item 303(a)(1) of Regulation S-B.

Recent Activities – page 12

11.     Please explain, on page 13, what a "sweet gas and sour gas pipeline" is.

12.     We note your disclosure on page 13 that the oil from Cooke No. 3 has a 47 American Petroleum Institute specific gravity rating and that the natural gas has a 1,320 British thermal unit rating.  Please explain these rating systems and the significance of your ratings.

Drilling Program – page 13

13.     We note that you have the right to participate in further drilling on the Cooke Ranch leases and on any additional working interest acreage you are acquiring adjacent to the Crooke Ranch.  If there are any payments you must make or obligations you must undertake if you exercise these rights, please revise to discuss them.

Production, Transportation and Marketing – page 14

14.     You say that you didn't have sufficient information as of December 31, 2005 to determine average net daily oil production from the producing well. Please clarify whether you have that information now.  If so, disclose it.  If not, indicate when you anticipate having it.

No Proved Reserves – page 15

15.     Clarify, if true, that you also have no proved reserves at the present time.

Selling Securityholders – page 19

16.     Please refer to footnote 10.  It is inappropriate to disclaim ownership of shares that have not been attributed to the named person in the table.  Please revise the table to attribute to Mr. Freihart the 1,082,108 shares he is disclaiming.

17.     We note your disclosure that Empire Financial Group acted as a placement agent for your April 27, 2006 private placement.  If any of the other selling shareholders are broker dealers, please revise to identify them as underwriters.  The only exception to this position is if the selling shareholder received the shares as underwriting compensation.  If any of the selling shareholders are affiliates of broker dealers, please revise to state that they purchased the shares in the ordinary course of business and do not have plans to distribute the shares.  If they are unable to make these statements, please revise to identify them as underwriters.

Management – page 23

18.     Please revise Mr. Freihart's biography to remove the statement that he is the "sole director" of the company as it is no longer true.

Executive Compensation – page 24

19.     Disclose how much time each named person spends on company business.

Certain Relationships and Related Transactions – page 27

20.      It is unclear whether Mr. McKenzie has a business relationship with Bayshore outside of his employment with you.  Please advise and revise the disclosure as appropriate.

21.     Please identify the three firms and one individual you issued shares to between November 2005 and December 2005 in exchange for services.

22.     Please identify the affiliates of Robert Freiheit on pages 28 and 29.

Financial Statements, page F-1

Notes to Financial Statements, page F-7

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

Oil and Gas Properties, page F-7

23.     Please explain why it was appropriate to amortize your oil and gas properties under the full cost method of accounting and, if appropriate, to recognize amortization expense equal to 50% of your oil and gas revenues.  As pages 2 and 15 indicate that you had no proved reserves, it is unclear why you have recognized amortization when your policy states that investments in unproved properties are not amortized until proved reserves can be determined or until impairment occurs.  In your explanation, please provide us references to any specific paragraphs within the applicable authoritative literature supporting upon which you relied in making this determination that your accounting was appropriate.  If proved reserves have been determined or an impairment has occurred, please revise your disclosures accordingly.

Note 4 – Common Stock, page F-11

24.     We have the following comments regarding the 10,000,000 shares issued in June 2004 to your then chief executive officer:

  • Please tell us why it was appropriate to value the shares at the fair market of the services rendered and elaborate on how it was determined based upon the estimated cost of similar services by nonaffiliates.

- If the issuance was accounted for under APB 25, please clarify how the $0.001 per share represented the best estimate of the market value of the stock, as contemplated by paragraph 10(a), when another 5,000,000 shares were sold that same month for $0.01 per share.

- If the issuance was accounted for under SFAS 123, please clarify how the $0.001 per share is consistent with paragraph 16, which states that the compensation should be based on the fair value of the equity instruments issued, and with paragraph 107, which states that "accounting for the cost of employee services is based on the value of compensation paid, which is presumed to be an adequate measure of the value of the services received." In so doing, please address the issuance of another 5,000,000 shares for cash at $0.01 per share during the same month.

- Please explain why it appears that compensation expense was only recognized for 10,000,000 shares, when pages 27 and II-3 indicate that 51,000,000 shares were issued to him for organizational services, and how that complied with the specific paragraphs of APB 25 or SFAS 123. While he may have contributed 41,000,000 of those shares back to the company, please clarify why compensation expense was not recognized for the original issuance of 51,000,000 shares and why the contribution of 41,000,000 shares was not considered an equity transaction with no effect on your results of operations.

Signatures

25.   Please identify and provide the signature of the company's controller or chief accounting officer.

Exhibits

26.   We note that you have excluded the exhibits to many of the agreements you filed as exhibits to the registration statement. Please refile these agreements with all exhibits. To the extent you wish to redact limited portions of these exhibits, you must file a confidential treatment request. Please see Staff Bulletin 1(CF), dated February 28, 1997 and Staff Legal Bulletin 1A(CF), dated July 11, 2001. These staff legal bulletins set forth the Division's views regarding the proper preparation of a confidential treatment request for information required to be included in a filing. Information in the bulletin should assist you in preparing your confidential treatment request if you determine that one is

warranted.  The bulletin is available on the SEC web site, http://www.sec.gov.  Please select "Staff Legal Bulletins," and then select "SLB 1" or "SLB 1A."

\*       \*       \*       \*       \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Vanessa Robertson at 202-551-3649 or Oscar Young at 202-551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: James R. Kruse, Esq.
Kruse Landa Maycock & Ricks, LLC
136 East South Temple – 21st Floor
Salt Lake City, Utah 84111